SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.
a publicly-held company

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
a publicly-held company

RELEVANT NOTICE

Telesp Celular Participações S.A. (TCP) and Tele Centro Oeste Participações S.A. (TCO), in reference to the tender offer to acquire the control of TCO and Relevant Notices dated January 16, April 11, and April 25 of the current year, we hereby inform our shareholders and the public at large that, as a consequence of the decision by Comissão de Valores Mobiliários (CVM), the Brazilian Securities and Exchange Commission, dated September 23, 2003, TCP has decided to carry out the tender offer for cash to acquire the common shares of TCO, under the terms of article 254-A of Law n°6.404/76. The offering price of R$16,58 per thousand shares represents 80% of the price paid to the former controlling shareholder on September 23, 2003. This value will be adjusted as from and after this date, in a manner consistent with the tender offer announcement being analyzed by the CVM.

São Paulo, September 25, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

Fernando Abella
Director, Finance and Investor Relations

Tele Centro Oeste Celular Participações S.A.

Luis André Carpintero Blanco
Director, Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.